   Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

April 11, 2018

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Weyland Tech, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 31, 2017

File No. 000-51815

Dear Ms. Thompson:

We write on behalf of our client, Weyland Tech, Inc. (the “Company”), regarding the above-referenced matter. The Company requested us, as its legal counsel, to respond to your March 6, 2018, letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the Staff’s comments.  Factual information provided herein has been provided to us by the Company.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements for the Year Ended December 31, 2016

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Comment 1.

We note you indicate in your response to comment 3 that the contracts you describe on pages 11 and 13 all represent the same types of contracts for which you used different terminology. However, we also note from your response that under your reseller model your resellers and distributors provide “Level One Service” consisting of the resellers’ or distributors’ end customer facing sales and support

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

including help desks, technical support, mobile and website design, marketing and promotions to such end users and that they receive compensation for those services. It also appears that you may provide these services for your direct sales. To help us better understand how you generate revenue, please respond to the following:

•

Please tell us whether you compensate the resellers and distributors for providing these services, or whether the end user customer pays the reseller/distributor directly for these services. If you compensate your reseller/distributor customers for providing these services, please tell us how you considered this when recognizing the revenues and costs associated with these contracts and explain how you considered the guidance in ASC 605-10-25 and 605-25-25 in recognizing revenues for these contracts. Specifically please address whether these contracts represent multiple element arrangements, and if so, how you determined whether any of these deliverables represent a separate unit of account and why, or why not. If you determined that any of these deliverables represent a separate unit of account please tell us and disclose how you allocated revenues to the various deliverables. Please provide your basis in GAAP for your accounting.

Response:

We do not compensate resellers and distributors, instead the end user pays the reseller/distributor directly as well as paying for our services, for which we or our reseller/distributor in licensed territories bill the end user separately.  As a result, our revenue recognition model is simple and is based on the separate billing of end users for services on a usage basis, and is not a multiple element arrangement.

In addition, we note that there may be some confusion as to ‘level 1’ and ‘level 2’ when describing customer support - this is not a ‘multi-level marketing’ approach. This is a level 1 and 2 customer support which means level 1 is where our partner/reseller supports the end customers and level 2 is where we support the partner/reseller on training and technical support. The number of customer support people that the partner/resellers has is significantly higher and more costly to maintain. Weyland Tech has a small team of customer support to train/provide technical guidance to the partner/resellers team leaders which they then use as a baseplate to service larger end-user base. Smaller companies are unable to provide level 1 support unless they bring on a major cost center and charge for it. We do not.

•

For your direct sales of the CreateApp platform, please tell us and disclose whether you provide the same types of services to your customers that your resellers/distributors provide to their end user customers. If so, please

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

tell us how you recognize revenues for these services and how you considered the guidance in ASC 605-10-25 and 605-25-25. Please specifically address whether these contracts represent multiple element arrangements, and if so, how you determined whether any of these deliverables represent a separate unit of account and why, or why not. If you determined that any of these deliverables represent a separate unit of account please tell us and disclose how you allocated revenues to the various deliverables. Please provide your basis in GAAP for your accounting.

Response:

We do not have any direct sales of the CreateApp platform.  We have clarified our revenue recognition in our FY2017 as follows:

Weyland Tech’s CreateApp platform, offered as a Platform as a Service (“PaaS”), enables small-medium-sized businesses ("SMB’s") to create a mobile application ("app") without the need of technical knowledge, high investment or background in IT.  The Company recognizes revenue on a pay to use subscription basis when our customers use our platform.

For the territories licensed to our distributors and on a white label basis, we derive royalty income from the end user use of our platform on a white label basis.

•

We note from your response that approximately 18% of your revenues were comprised of income from providing development services. Please tell us whether you or your reseller/distributor customers customize the “white-label” versions for certain of your CreateApp platform resellers/distributors. For contracts where you provide these customization services for your reseller/distributor customers or your direct customers, tell us what compensation you receive for these services, whether these services are bundled with software licenses and other services and how you recognize related revenues. Please refer to ASC 605-35-25. Please also expand your accounting policy footnote to disclose in more detail your accounting for such revenues and related costs.

Response:

In fiscal 2016, we were requested by two customers to provide a customized development on our CreateApp platform to meet their needs.  In these cases, we provided a budget for each development and billed this to the customer and recognized revenue on a billed basis.  In these cases, the customer paid a 50% deposit upfront and balance on completion of the development.  This was an isolated business opportunity and not consistent with our normal business model or practice.

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

We maintain our CreateApp platform as our own cost and any enhancements/customization for our reseller/distributors are not separately billed for.

•

It appears from your response that you do not sell software licenses and instead you generate revenue solely through the Software as a Service model. Please revise future filings to more clearly explain this to your readers, as your previous filings contained references to license sales that suggested you generated revenue in part from selling software licenses.

Response:

Future filings will be drafted accordingly.  Refer to FY2017 revenue recognition basis in comment 1 above.

Note 3 – Intangible Assets, page F-10

Comment 2.

In light of the fact that approximately 39 percent of your total assets are intangible assets consisting almost entirely of software developed by you, please provide an accounting policy which addresses your criteria for capitalizing these assets. Please refer to ASC 985-20-25.

Response:

The applicable accounting policy to which we subscribe is as follows:

IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets are recorded at cost and are amortized over 3-10 years. Similar to tangible property and equipment, the Company periodically evaluates identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Item 9 A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 16

Comment 3.

Your response to comment 5 indicates that you believe your “internal controls and procedures” were effective as of December 31, 2016. We have the following comments:

•

When you amend your Form 10-K, please revise your disclosures to either refer to disclosure controls and procedures or to separately refer to internal

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

control over financial reporting. Please note the phrase “internal controls and procedures” should not be used in your disclosures under Item 9A as it appears to be a combination of the terms “disclosure controls and procedures” and “internal control over financial reporting,” and using the phrase “internal controls and procedures” does not satisfy your disclosure requirements under Items 307 and 308 of Regulation S-K.

•

Since your Form 10-K did not contain the conclusions of your management regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K, it appears your disclosure controls and procedures were not effective to ensure that all information required to be disclosed in your Form 10-K was disclosed within the time periods specified in our rules and forms. It further appears from your response to comment 5 that the disclosure you made regarding your identification of material weaknesses was incorrect as it erroneously repeated the prior year’s disclosure despite the fact that those deficiencies were corrected during 2016. This appears to provide further evidence that your disclosure controls and procedures were not effective to ensure that all information required to be disclosed in your Form 10-K was disclosed within the time periods specified in our rules and forms. As such, it appears your amended Form 10-K should state that your disclosure controls and procedures were not effective as of December 31, 2016.

Response:

Our response to Item 9A, Controls and Procedures, consists of two sections, which we believe follows the format of most reporting companies and complies with Items 307 and 308.  In the first section, entitled “Evaluation of Disclosure Controls and Procedures”, we refer only to “disclosure controls and procedures” with the exception of the final sentence stating that we expect both disclosure controls and internal controls over financial reporting to be effective in 2017.  If you deem this cross-reference to both internal controls and internal controls over financial reporting confusing, we will separate the statement into two statements, one referencing only disclosure controls and the other referencing internal controls over financial reporting, which we will place in the section entitled “Annual Report of Management on Internal Control over Financial Reporting”.

The second section, entitled “Annual Report of Management on Internal Control over Financial Reporting”, included references only to “internal control over financial reporting” except for one reference to “internal control and procedures” in a paragraph clearly describing the elements of material weakness identified by management.  Nevertheless, that phrase will be changed to “internal control over financial reporting” to avoid confusion.

Otherwise we note no inappropriate references or cross references to the two control elements.

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

In addition, we implied by the statement that “We have enhanced our current procedures and [they] will comply fully with the disclosure controls and procedures and internal control over financial reporting in fiscal year 2017” that such disclosure controls and procedures, as well as the internal control over financial reporting, were not effective in 2016.  To clarify, we will add the additional phrase “however, our disclosure controls and procedures were not yet fully effective in fiscal 2016.”

Finally, in the section, entitled “Annual Report of Management on Internal Control over Financial Reporting”, we have corrected a mis-reference to December 31, 2015, which was obviously intended to be 2016 and was a typographical error, and the omission of the word “not” in the conclusion paragraph.

As a result, our corrected disclosure will be as follows (changes in italics and underlined):

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e)) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time specified in the Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this report, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures.

With the appointment on July 15, 2015 of Lionel Choong, our present acting Chief Financial Officer, procedures over the timely reporting of financial quarterly results for the September 2015 quarter were introduced and are be

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

ing used for the annual reporting of the Company’s annual 10-K.  With the current procedures in place, we have increased our ability to identify significant transactions that require disclosure under the Securities Exchange Act of 1934.  We have enhanced our current procedures and they will comply fully with the disclosure controls in fiscal year 2017, however, our disclosure controls and procedures were not yet effective in fiscal 2016.

Annual Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

1.  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

2.  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

3.  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2016, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal control over financial reporting that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; and (2) inadequate segregation of duties consistent with control objectives. The aforementioned material weaknesses were identified by our prior Chief Executive Officer and prior Chief Financial Officer in connection with the review of our financial statements as of December 31, 2016.

Management believes that the material weakness set forth in item (2) above did not have an effect on our financial results.  However, management believes that the lack of a functioning audit committee and the lack of a majority of outside directors on our board of directors results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.  As a result, we have enhanced our current procedures during 2017 and believe that our internal control over financial reporting will be effective  in fiscal year 2017.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only the management's report in this annual report.

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

The Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Scott Kline, Esq.

Scott Kline, Esq.

cc:  Weyland Tech, Inc.

Mr. Brent Suen

Enclosure

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

April 11, 2018

Kline Law Group PC

Securities and Exchange Commission

Response Letter Dated April 10, 2018

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brent Suen

Brent Suen,

Chief Executive Officer

Weyland Tech, Inc.